FROMEX EQUITY CORP
320 Manville Road
Pleasantville, N. Y. 10570
Tel: (914) 632-6730

September 25, 2007
Ms. Jessica Barberich
Staff Accountant
Securities & Exchange Commission
Division of Corporation Finance
Washington, D. C. 20549
Mail Stop 4561
Tel: (202) 551-3782

Re:	File No. 000-52241
Reply to your letter of 9/18/07

Dear Ms. Barberich:

We propose to add the underlined text to the last paragraph of the Explanatory Note and page 10:

“The officers of the Company have reconsidered the effectiveness of its disclosure controls and procedures as of November 30, 2006 in the light of the restatement described above and have concluded that the Company’s disclosure controls and procedures were not effective as of November 30, 2006 with respect to a transaction not in the ordinary course of business, namely a transfer of assets between entities under common control. Upon such assessment the Company corrected its procedures to provide for a closer monitoring of such transactions to be sure that the correct accounting guidelines are applied. This improved its disclosure controls and procedures so that they were effective when the financial statements were restated in Form 10 on May 14, 2007 and as of the date of the 10Q/A Amendment No. 1. The officers have addressed this reconsideration and evaluation in their certifications in Exhibits 31.1 and 31.2 at pages 23 and 24 of this Amendment.”

Sincerely,

/s/Steven Bregman
Steven Bregman, President
Chief Financial Officer